SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2013
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA SIDERÚRGICA NACIONAL

Publicly-held Company

Corporate Taxpayer’s ID (CNPJ/MF): 33.042.730/0001-04

Company Registry (NIRE): 35300396090

CALL NOTICE FOR AN

EXTRAORDINARY SHAREHOLDERS’ MEETING

The Shareholders of COMPANHIA SIDERÚRGICA NACIONAL (“Company” or “CSN”) are hereby called to the Extraordinary Shareholders' Meeting to be held on September 30, 2013, at 11:00 a.m., at the Company's headquarters at Av. Brig. Faria Lima nº 3400, 20º andar, in the city and state of São Paulo, to resolve on the following agenda:

(i)            To examine, discuss and approve (a) the Justification and Protocol of Merger of Florestal Nacional S.A. by Companhia Siderúrgica Nacional (“Florestal Justification and Protocol”); (b) the Justification and Protocol of Partial Spin-off from CSN Cimentos S.A. with Merger of the Spun-off Portion by Companhia Siderúrgica Nacional; and (c) the Justification and Protocol of Partial Spin-off from Companhia Metalúrgica Prada with Merger of the Spun-off Portion by Companhia Siderúrgica Nacional (“Prada Justification and Protocol”) (“Corporate Transactions”);

(ii)          To approve and ratify the hiring of APSIS CONSULTORIA E AVALIAÇÕES LTDA., a specialized company responsible for preparing the appraisal reports of the shareholders’ equity of Florestal Nacional S.A. to be transferred to CSN and the net assets to be spun-off from CSN Cimentos S.A. and Companhia Metalúrgica Prada and absorbed by the Company;

(iii)        To examine and approve aforementioned appraisal reports of the shareholders’ equity of Florestal Nacional S.A. and the net assets to be spun-off from CSN Cimentos S.A. and Companhia Metalúrgica Prada;

(iv)        To discuss and approve (a) the merger of Florestal Nacional S.A., (b) the merger of the net assets spun-off from CSN Cimentos S.A. and (c) the merger of the net assets spun-off from Companhia Metalúrgica Prada, under the terms and conditions established in the respective Florestal Justification and Protocol, Cimentos Justification and Protocol and Prada Justification and Protocol;

(v)          to grant powers to the Management of CSN to perform all actions required in order to implement the Corporate Transactions to be resolved upon in the Shareholders’ Meeting referred to herein.

We ask that all Shareholders with stock in custody to present an updated statement from the custodial body, containing their shareholding interest. We also ask all shareholders who wish to be represented by proxy to observe the terms of paragraph 1 of article 126 of Law 6.404/76 and deliver, to the Company’s headquarters, their powers of attorney with powers for representation at the Shareholders' Meeting referred to in this notice, within forty-eight (48) hours of the meeting's date, in order to facilitate services to shareholders.

All the documents related to the issues on the agenda are available to Shareholders at the Company’s headquarters, as well as on the websites of the CVM (www.cvm.gov.br) and the BM&FBovespa – Securities, Commodities and Futures Exchange (www.bmfbovespa.com.br) and on the Company’s website (www.csn.com.br/ri).

São Paulo, September 12, 2013.

Benjamin Steinbruch

Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: September 12, 2013

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ David Moise Salama
David Moise Salama Investor Relations Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.